Risk Factors

     The Company is subject to a number of risks and uncertainties. Certain of these risks and uncertainties are a result of the Company's agreements to sell its Corporate Trust and Wealth Management Group businesses and the Company's proposed Plan of Liquidation and Dissolution. See " - Agreement to Sell Corporate Trust Business," " - Agreement to Sell Wealth Management Group Business," and " - Plan of Liquidation and Dissolution" in the Company's Form 10-KSB for the fiscal year ended March 31, 2004. Other risks relate to the Company and its operations exclusive of the above matters and transactions.

Risks Related to the Corporate Trust Sale and the Wealth Management Group Sale

     If the sales of the Wealth Management Group and Corporate Trust businesses are not completed as expected, the Company's business could be materially disrupted.

     If the Company is unable to close the sale of its Wealth Management Group or its Corporate Trust businesses the Company's business could be materially disrupted. This disruption could be caused by confusion among its customers, industry partners and employees as to the Company's future plans with respect to its operating businesses. The Company has already announced both of the sales of the Wealth Management Group and Corporate Trust businesses by, among other things, filing Form 8-K's with respect to both of such sales with the SEC. Any failure to consummate either transaction could have a material adverse effect on the Company's sales and operating results and its ability to attract and retain customers, industry partners and key personnel. In addition, the Company will have to pay for its costs related to each of the transactions, such as legal, accounting and financial advisory fees, even if such sales are not completed.

     Because the Company's stockholders will not receive stock in either the Corporate Trust Sale or the Wealth Management Group Sale, the Company's stockholders will not participate in the potential future growth of the Company's Corporate Trust or Wealth Management Group businesses if such Sales are consummated.

     The purchase prices in the Corporate Trust sale transaction and the Wealth Management Group sale transaction consist entirely of cash. As a result, the Company's stockholders would not participate in the expected synergies between our Corporate Trust business and Happy State Bank or between our Wealth Management Group business and Dubuque Bank and Trust Company/Arizona Bank & Trust if those transactions were consummated. The Company's stockholders would in such circumstances also lose the opportunity to capitalize on the potential future growth of the Company's operating businesses and on their potential future success and profits. The termination fees and restrictions on solicitation contained in the Corporate Trust Sale Agreement and the Wealth Management Group Sale Agreement may discourage other potential purchasers from trying to acquire either of the Company's operating businesses.

     The Purchase and Sale Agreement for the sale of our Corporate Trust business obligates the Company to pay Happy State Bank a termination fee of $250,000 under certain circumstances, including where the Company's board of directors withdraws its recommendation in favor of the sale of the Corporate Trust business or where the Company terminates the Corporate Trust Sale Agreement to pursue a superior offer. The Sale Agreement for the sale of the Company's Corporate Trust business also generally prohibits the Company from soliciting, initiating, encouraging or facilitating any proposals that may lead to a proposal or offer for a merger or other business combination with any person other than Happy State Bank.

     The Company's directors and executive officers may have interests that are different from, or in addition to, those of the Company's stockholders generally.

     Stockholders should be aware of interests of, and the benefits available to, the Company's directors and executive officers in connection with the sale of the Corporate Trust and Wealth Management Group businesses. The Company's directors and executive officers have interests in such sales that are in addition to, or different from, their interests as stockholders. If such sales are consummated, or upon termination of employment following the consummation of such sales, certain of the Company's officers are entitled to receive bonus or other payments. Moreover, certain of the Company's management would become employees of Happy State Bank or Arizona Bank & Trust following completion of such sales. Additionally, Gerald G. Morgan, a member of the Company's board of directors, is a member of the law firm of Burdett, Morgan, Williamson & Boykin LLP of Amarillo, Texas; Mr. Tom Burdett, also a member of Burdett, Morgan, Williamson & Boykin, is a member of the board of directors of Happy Bancshares, Inc., the parent of Happy State Bank, and Burdett, Morgan, Williamson & Boykin provides legal services (unrelated to the Corporate Trust Sale) to Happy Bancshares, Inc. and Happy State Bank.

     Our anticipated timing of the liquidation and dissolution may not be achieved.

     If the sale of the Corporate Trust and Wealth Management Group businesses are subsequently consummated, the Company intends to file articles of dissolution with the Secretary of State of the State of Arizona after the closing of such sales. Although the Company anticipates that it would make an initial distribution to stockholders within approximately 60 days following the stockholders meeting at which such matters are approved, there are a number of factors that could delay that anticipated timetable, including the following:

o    delays in consummating  the Corporate  Trust Sale or the Wealth  Management
     Sale;
o    legal, regulatory or administrative delays;
o    lawsuits or other claims asserted against the Company; and
o    delays in settling the Company's remaining obligations.

     The Company cannot determine with certainty the amount stockholders would receive pursuant to the Plan of Liquidation.

     The Company cannot determine at this time the amount that would be distributed to its stockholders if the Plan of Liquidation were consummated. This determination depends on a variety of factors, including, but not limited to, the consummation of the sale of the Corporate Trust and the Wealth Management Group businesses, the actual proceeds received from those sales, taxes the Company would incur as a result of those sales, expenses the Company would incur in connection with those sales, the amount required to settle known and unknown debts and liabilities and other contingent liabilities, the net proceeds, if any, from the sale of the Company's remaining assets, and other factors. Examples of uncertainties that could reduce the value of or eliminate distributions to the Company's stockholders include unanticipated costs relating to:

o the defense, satisfaction or settlement of lawsuits or other claims that may be made or threatened against the Company in the future; and
o delays in the Company's liquidation and dissolution, including due to its inability to settle claims.

     As a result, the Company cannot determine with certainty the amount of distributions its stockholders would receive if the Plan of Liquidation is consummated.

     The Company may not be able to settle all of its obligations to creditors.

     The Company has current and future obligations to creditors. As part of the wind-down process which would follow the sale of the Company's businesses and the approval of the Plan of Liquidation, the Company would attempt to settle those obligations with its creditors. The Company cannot assure stockholders that it would be able to settle all of these obligations or that they could be settled for the amount the Company has estimated for purposes of calculating the likely distribution to stockholders. If the Company were unable to reach an agreement with a creditor relating to an obligation, that creditor could bring a lawsuit against the Company. Amounts required to settle obligations or defend lawsuits in excess of the amounts estimated by the Company would reduce the amount of remaining capital available for distribution to stockholders pursuant to the Plan of Liquidation.

     The Company's stockholders may be liable to creditors for an amount up to the amount distributed by the Company if the Company's reserves for payments to creditors are inadequate.

     If the sale of the Corporate Trust and the Wealth Management Group businesses are consummated, and the Company's board of directors determines to proceed with the Company's liquidation and dissolution, articles of dissolution will be filed with the Arizona Corporation Commission dissolving Colonial. After the dissolution becomes effective, the Company would continue to exist only for the purpose of prosecuting and defending suits against the Company and enabling the Company to close its business, to dispose of its property, to discharge its liabilities and to distribute to the Company's stockholders any remaining assets. Under applicable Arizona law, stockholders could be held liable for payment to the Company's creditors up to the amount distributed to such stockholder in the liquidation. Accordingly, in such event, a stockholder could be required to return all distributions previously made to such stockholder pursuant to the Plan of Liquidation and could receive nothing under the Plan of Liquidation. Moreover, in the event a stockholder has paid taxes on amounts previously received by the stockholder, a repayment of all or a portion of such amount could result in a stockholder incurring a net tax cost if the stockholder's repayment of an amount previously distributed does not cause a commensurate reduction in taxes payable. The Company has not engaged an appraisal firm to render an opinion as to whether the Company would be rendered insolvent as a result of the initial liquidating distribution or subsequent liquidating distributions. For these purposes, insolvency means that immediately prior to making a distribution to the Company's stockholders, and after giving effect to all such distributions (a) the fair saleable value of the Company's assets is less than its probable liabilities, including disputed, unliquidated and contingent liabilities or (b) the Company is not able to pay or will not be able to pay its liabilities, as it projected to become due. Although the Company anticipates that its board would not authorize a distribution in excess of an amount that would result in the Company being insolvent as a result of its distributions, the Company cannot assure stockholders that the contingency reserve established will be adequate to cover all expense and liabilities.

     It may become difficult or impossible for stockholders to trade their shares.

     The Company expects to close its stock transfer books and prohibit transfers of record ownership of common stock upon its dissolution, which would make it more difficult or impossible for a stockholder to sell shares of the Company and could result in a decrease in the value of the Company's stock.

Other Risks Related to the Company and its Operations

           Lack of Liquidity of the Company's Common Stock


     The Company's Common Stock is not listed (or likely to be listed in the foreseeable future) on the Nasdaq Stock Market ("Nasdaq") or on any national or regional securities exchange, and there is no established trading market for the Company's Common Stock. The Company will continue to attempt to match stockholders who wish to sell Company Common Stock with persons who wish to buy such Common Stock. However, annual trading volume in the Company's Common Stock has averaged only approximately 33,000 shares in the last two most recently completed fiscal years. Therefore, a stockholder who owns a substantial number of shares of Company Common Stock will likely be unable to sell his shares in a short period of time should he or she need or wish to do so. See also Part II,
Item 6, and other parts of the Company's Form 10-KSB for the fiscal year ended March 31, 2004 for a discussion of the Company entering into separate purchase and assumption agreements for its two business segments, subject to regulator approval, which if successful would result in liquidation and dissolution of the Company.




           Dependence on Key Personnel and Management of Growth

     The Company's future success will depend upon the continued services of the Company's senior management. The unexpected loss of the services of any of the Company's senior management personnel could have a material adverse effect upon the Company. The Company has entered into employment agreements with certain of its senior management. See "Item 10: Executive Compensation-Employment Agreements" of the Company's Form 10-KSB for the fiscal year ended March 31, 2004 The Company's future success will depend in part upon its continuing ability to attract and retain highly qualified personnel to manage the future growth of the Company. There may be no assurance that the Company will be successful in attracting and retaining such personnel. Further, the Company's ability to manage growth successfully will require the Company to continue to improve its management, financial and operational controls. Failure to do so could have a material adverse effect upon the Company's operating results and financial condition.


           Adverse Long-Term Trends Related to Corporate Trust Business

     The Company estimates that its revenues from bond servicing activities will decrease in the fiscal year ending March 31, 2005 compared to its revenues from such activities in the recently completed fiscal year as a result of a decrease in the number and principal amount of new bond offerings anticipated to be originated in the upcoming fiscal year for which the Company will serve as trustee and paying agent and refinancings by bond issuers for which the Company serves as trustee or paying agent into traditional loans or other financing products. Revenues from the Company's bond servicing activities accounted for approximately 39% of the Company's total revenues in the fiscal year ended March 31, 2004.



           Market for Wealth Management Group;
           Ability to Increase Wealth Management Group Service Revenues

     The Company intends for the foreseeable future to limit the activities of its Wealth Management Group segment to the metropolitan Phoenix area. Therefore, the Company's future financial performance will depend in part upon the size of the market for personal trust services in the metropolitan Phoenix area. Revenues from such activities accounted for approximately 48% of the Company's total revenues in the fiscal year ended March 31, 2004. The Company's ability to continue to increase its revenues from Wealth Management Group services will be dependent upon a number of factors, including the Company's ability to develop and maintain relationships with professionals (such as attorneys and accountants) who serve as a referral source for these services and the Company's continuing ability to service Wealth Management accounts. Loss of such revenues could have a material adverse effect on the Wealth Management Group segment and/or the Company's results of operations. Additionally, the Company's Wealth Management Group segment's results of operations for its fiscal year ended March 31, 2004 were positively impacted by the fact that the Company earned eleven month's of revenues from a single trust relationship compared to three months of revenues in the previous fiscal year. These revenues were $529,064 in the aggregate, or 24.5% of the revenues of the Wealth Management Group for the year ended March 31, 2004. This trust relationship was terminated in February 2004, and the Company will recognize no revenues from this relationship in the year ending March 31, 2005. See "Item 1: Business Segments-Wealth Management Group Segment."


           Dependence Upon Certain Business Relationships


     The Company depends to a significant extent on its relationships with broker/dealers who are involved in the sale of bonds for non-profit organizations to refer business to the Company for bond servicing duties associated with such offerings. As of March 31, 2004, all bond programs for which the Company had served as trustee and paying agent had been originated by twenty broker/dealers, and four of those broker/dealers had originated bonds representing approximately 82% of the aggregate principal amount of all bonds issued for which the Company served as trustee and paying agent. For the year ended March 31, 2004, three broker-dealers originated 99% of the aggregate principal amount of all new bond issuances. The loss of or damage to any one of these relationships, or the failure or inability of any one of these broker/dealers to initiate a similar number of non-profit bond offerings in the future, could have a material adverse impact on the Company and its operations. The Company also depends, to a great extent, upon its relationships with trust professionals (such as attorneys and accountants) in the metropolitan Phoenix area to refer opportunities to the Company to provide Wealth Management Group services. The loss of or damage to existing relationships, or the Company's inability to continue to develop additional relationships with trust professionals, could have a material adverse impact on the Company and its operations.


           Competition

     The principal business segments in which the Company is involved are highly competitive. The Company currently competes with a number of other trust companies to serve as trustee and paying agent for non-profit bond financings, including Reliance Trust Company, Herring National Bank, American Church Trust Company, and Trust Management, Inc. The Company also competes with large banks and other financial institutions for these services. Other companies that do not currently provide these services may enter this business. The Company also competes with lenders who offer traditional loans to non-profit entities.
Additionally, the Company competes with large banks and other financial institutions, including other trust companies, located in the metropolitan Phoenix area for the business of providing Wealth Management Group services. Other companies that do not currently provide these services may enter this business. Management anticipates that the Wealth Management Group will likely face increased competition in the future from competitors who have significantly greater financial and other resources than the Company does.



           Regulation, Licensing and Supervision; Net Capital Requirements

     The Company's operations are subject to ongoing regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations, including but not limited to regulation by the Arizona Banking Department. Under applicable rules and regulations of the Arizona Banking
Department, the Company files periodic reports with the Department and is subject to periodic examinations by the Department. Additionally, under Arizona law, the Company is required to maintain net capital of at least $500,000; the Company's net capital was approximately $2,800,000 at June 30, 2004. Arizona law also requires that $500,000 of the Company's net capital must meet the Department's liquidity requirements. At June 30, 2004, $506,422 of the Company's net capital met the Department's liquidity requirements. Additional capital requirements may be imposed upon the Company in the future as a result of Arizona legislation which became effective on August 9, 2001. The Company is also required to satisfy other requirements under Arizona law, including maintaining errors and omissions insurance which meets certain requirements. See "Item 1: Business - Regulation, Licensing and Supervision." Of the Company's Form 10-KSB for the fiscal year ended March 31, 2004. Additionally, the Arizona Banking Department retains broad discretion to suspend or revoke the certificate of or impose operational sanctions or restrictions (such as requiring the Company to raise additional capital) on any trust company subject to its jurisdiction (including the Company) upon the occurrence of certain events, including (i) the trust company's violation of any applicable law, rule or order, (ii) the trust company's failure to conduct business in a safe, sound and lawful manner, or (iii) upon the occurrence of any other event set forth in Arizona Revised Statutes Section 6-864. The Company is also required to comply with federal rules and regulations in connection with the Company's service as trustee for IRA Accounts. See "Item 1: Business - Regulation, Licensing and Supervision." Failure to comply with applicable laws could have a material adverse effect on the Company's results of operations and financial condition and could, in certain instances, affect the Company's certificate issued by the Arizona Banking Department. Failure to maintain such a certificate would require the Company to attempt to move its operations to another state, to discontinue its operations, or to attempt to merge or effect another business combination.


           Performance of Contractual Duties

     In the performance of its duties as trustee and paying agent on bond offerings of non-profit and other organizations, the Company is required to perform certain duties under the trust indenture for such offering and/or the federal Trust Indenture Act (15 U.S.C. ss. 77aaa et seq.) or the applicable state version of such Act (if any). In the Company's capacity as trustee, such duties include: receiving proceeds from the sale of the bonds; distributing such proceeds according to the purposes of the bond offering; investing such proceeds pending distribution; receiving periodic sinking fund payments by the bond issuer; procuring a security interest in collateral from the bond issuer to secure the issuer's bonds; perfecting such security interest; providing reports to bondholders; and, in the event of default by a bond issuer, taking possession of and/or selling the collateral. In the Company's capacity as paying agent, such duties include distributing sinking fund payments to bondholders. Failure to perform such duties in the manner required by the trust indenture or applicable law could cause the Company to incur material liabilities, which in turn could have a material adverse effect on the Company's results of operations and financial condition.


           Costs of Compliance with Sarbanes-Oxley Act of 2002

     Congress enacted the Sarbanes-Oxley Act in 2002, which imposes a number of additional significant and costly obligations on companies which file periodic reports with the Securities and Exchange Commission, such as its report on the Company's internal control over financial reporting. Compliance with the Sarbanes-Oxley Act has resulted, and will continue to result, in significant additional costs to the Company and will distract the Company's management from its day-to-day activities.


           Change in Securities Laws Affecting Non-Profit Bond Finance Market

     Most bond offerings for which the Company serves as trustee and/or paying agent are made in reliance upon an exemption from registration provided by
Section 3(a)(4) of the Securities Act of 1933, as amended, and similar exemptions from registration provided for under applicable state securities laws. In the event such federal and/or state exemptions become unavailable for any reason (including without limitation changes in federal and/or state securities laws), the Company believes that the market for non-profit bond financings would be materially and adversely affected due primarily to the increased costs associated with registration of such bonds under federal and/or state laws. The foregoing would have a material adverse impact on the Company's fees generated from bond servicing activities and, thus, the Company's results of operations.